Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com
VIA Email & EDGAR

March 31, 2015

Alberto H. Zapata
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       Lincoln National Variable Annuity Account H
Post-Effective Amendment No. 7
File No.: 333-181615

Dear Mr. Zapata:

This letter is in response to your comments on March 16, 2015 and replaces the previous letter dated March 24, 2015.

1.	Fund Operating Expenses (Page 9)

Update the total annual operating expenses of the funds. Update fee waiver to reflect that they will be in effect until 2016.

Response: The operating expenses of the funds are not yet available, but will be updated in the May 1 prospectuses.

2.	Summary of Common Questions – What kind of contract am I buying? (Page 12)

Please clarify in the middle of paragraph that the C-Share contract has higher M&E charges than the B-Share contract, but the same as the L-Share contract.

Response: Clarification has been added.

3.	Summary of Common Questions – What happens if I die before I annuitize? (Page 12) Clarify the relationship between the death of the contract owner and the death of the annuitant.

Response: The death benefit may be paid upon the death of either the contract owner or the annuitant. This clarification has been added.

4.	Summary of Common Questions – What are Living Benefit Riders? (Page 14)

Split the paragraph into two parts, with the new part addressing the currently availability riders and when must they be elected.

Response: We have added a new question: “Which Living Benefit Riders are currently available?”.

5.	Summary of Common Questions – What is Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)? (Page 14)

Clarify that for new purchasers the rider is only available at issue of the contract.

Response: Clarification has been added.

6.	Summary of Common Questions – What is i4LIFE® Advantage? (Page 14)

Clarify that for new purchasers the rider is only available at issue of the contract.

Response: i4LIFE® Advantage is a payout option and may be elected either at issue of the contract, or at any time prior to the annuitization of the contract. No revisions have been made to this disclosure.

7.	Charges and Other Deduction – Rider Charges (Pages 23-24)

Provide clarification of the pro-rata amount and how it will be deducted. Make similar changes to other sections where appropriate. Plain English comment. Explain what pro-rata means, and survey the entire prospectus for additional uses of the term.

Response: We have removed the term “pro-rata” throughout the prospectus and replaced it with language that explains the proportionate deduction.

8.	Charges and Other Deduction – Rider Charges (Page 26)

The charge section discusses the Account Value Death Benefit, but that term is not a defined term. Please consider adding the definition to the Special Terms section.

Response: The death benefits are described within the prospectus. We have added a cross reference to the appropriate section of the prospectus where the death benefits are described. Given the number of death benefits available under the contract, we do not want to risk making the Special Terms section more cumbersome.

9.	Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) (Page 45) In the fourth paragraph, please clarify to state that rider only available at issue of the contract.

Response: Clarification has been added.

10.	Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) (Page 45) In the eighth paragraph, please clarify to state that rider only available at issue of the contract.

Remove the conditional language.

Response: We have revised this paragraph to clarify the rider effective date for both new and existing contractowners.

11.	Living Benefit Riders – 4LATERSM Advantage (Managed Risk) (Page 61)

The disclosure states that the contractowner can use the greater of the Income Base or Account Value to establish the Guaranteed Income Benefit.  Clarify whether this rider is available at contract issue and make any other necessary clarifications. Explain whether existing contractowners can elect the rider under the old terms.

Response: i4LIFE® Advantage Guaranteed Income Benefit may be elected either at issue of the contract, or at any time prior to annuitization. Contractowners who have elected 4LATERSM Advantage (Managed Risk) are guaranteed the ability in the future to elect i4LIFE® Advantage Guaranteed Income Benefit, even if it is no longer available. They are also guaranteed that the terms of the rider will be at least as favorable as those at the time they elected 4LATERSM  Advantage (Managed Risk). This is included in the disclosure in the 4th paragraph under the heading “Living Benefit Riders – 4LATERSM Advantage (Managed Risk)”.

12.	Tandy Representation

In regards to the referenced filings The Lincoln National Life Insurance Company and Lincoln Life Variable Annuity Account N (together “Lincoln”) acknowledge the following:

•	The action of the Commission or the Staff in declaring these filings effective does not foreclose the Commission from taking any action with respect to the filings;

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,

Scott C. Durocher

your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), the Purchase Payment or Contract Value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as Contractowner/Annuitant (single life option) or for the lives of you as Contractowner/Annuitant and your spouse as joint owner (joint life option) regardless of the investment performance of the contract, provided certain conditions are met. The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the Contractowner), including any sale or assignment of the contract as collateral. An Income Base is used to calculate the Guaranteed Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial Purchase Payment (or Contract Value if elected after contract issue), increased by subsequent Purchase Payments, Automatic Annual Step-ups and 5% Enhancements, and decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. No additional Purchase Payments are allowed if the Contract Value decreases to zero for any reason. No additional Purchase Payments are allowed after the Nursing Home Enhancement is requested and approved by us (described later in this prospectus).

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the joint life option, Guaranteed Annual Income amounts for the lifetimes of you and your spouse will be available.

Lincoln Life offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement. The cost of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may be higher than other Living Benefit Riders that you may purchase in your contract. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders.

Availability. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is only available for election at the time the contract is purchased, unless the contract was issued prior to August 26, 2013. Lincoln Lifetime IncomeSM Advantage 2.0 is no longer available for purchase.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger at the time this rider is elected. You cannot elect the rider and any other Living Benefit Rider offered in your contract at the same time. You may not elect the rider if you have also elected i4LIFE® Advantage or 4LATER® Advantage (Managed Risk), which are Annuity Payout options. There is no guarantee that Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) available to new purchasers.

If you purchased your contract prior to August 26, 2013, and you own a Living Benefit Rider (other than Lincoln Lifetime IncomeSM Advantage 2.0) and you wish to elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you must first terminate your existing Living Benefit Rider. You must wait at least 12 months after this termination and also comply with your existing Living Benefit Rider’s termination rules, before you will be able to elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). For further information on termination rules, see the “Termination” section associated with your Living Benefit Rider. In all cases, by terminating your existing Living Benefit Rider, you will no longer be entitled to any of the benefits that have accrued under that rider.

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you will be limited in your ability to invest within the Subaccounts offered within your contract. You will be required to adhere to Investment Requirements for Managed Risk Riders. If you purchased Lincoln Lifetime IncomeSM Advantage 2.0, you are required to adhere to Investment Requirements for other Living Benefit Riders.

In addition, the fixed account is not available except for use with dollar cost averaging. See Investment Requirements for more information.

If you elect this rider, it will be effective on the contract’s effective date. For contracts issued prior to August 26, 2013, if the rider is elected after the contract is issued, the rider will be effective on the next Valuation Date following approval by us.